August 30, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Web.com, Inc. Responses to Staff Comments of August 10, 2006 with respect to: Form 10-K for Fiscal Year Ended August 31, 2005 Filed November 7, 2005 File No. 0-17932

Ladies and Gentlemen:

        On behalf of Web.com, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated August 10, 2006 (the “Comment Letter”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), page 23

1.	We note your response to prior comment no. 1 and that you did not address the Company’s consideration of questions 8 and 10 of the FAQ, relating to the presentation of non-GAAP performance measures in periodic filings. Explain why it is appropriate to present EBITDA (now EBITDA from Continuing Operations as noted in your response) as a non-GAAP performance measure in your 10-K, considering it excludes recurring items. We refer you to question 8 of the FAQ and Item 10 (e) (ii) (B) of Regulation S-K.

        The Company uses the non-GAAP measure EBITDA from Continuing Operations to supplement the Consolidated Financial Statements presented in accordance with GAAP. This non-GAAP financial measure is used in addition to and in conjunction with the financial results presented in accordance with GAAP, and the presentation of this non-GAAP financial information should not be considered in isolation, or as a substitute for the GAAP conforming measures.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
August 30, 2006

        The Company’s management uses EBITDA from Continuing Operations for financial and operational decision making, to evaluate management performance for compensation purposes, and as a means to provide comparable period-to-period operating results. This information is generally requested by investors and analysts. We believe this provides greater transparency to view the business through the eyes of management.

        The non-GAAP financial measure of EBITDA from Continuing Operations excludes income (loss) from discontinued operations related to the Company’s prior business of manufacturing personal computers, which the Company sold in fiscal 2001 and which is wholly unrelated to the Company’s present web services business. By excluding these discontinued operations, the Company believes management and investors are better able to compare the Company’s core operating results over multiple periods. Management believes that measuring the performance of the business without regard to these excluded items can make trends in operating results more readily apparent, and when considered with other information, assist management and investors in evaluating the Company’s ability to generate future earnings.

        The Company also believes that by excluding certain items that are not relevant to its core operations, it is providing meaningful and important supplemental information regarding the performance of its core business. A substantial portion of our non-cash charges relates to historical transactions and capital expenditures that the current management may or may not have influenced. In view of the other performance metrics that alternatively include or exclude these charges, we believe the investor, like management, has a measure that provides both individual and collective management effectiveness. The Company believes that this non-GAAP measure is beneficial to management and investors for planning, budgeting and financial modeling purposes, as well as for comparison to its historical performance from period to period and to competitors’ operating results. We believe both short and long term performance is transparent by providing GAAP and non-GAAP basis measurements to investors and analysts.

        The limitations of use of the non-GAAP measure of EBITDA from Continuing Operations as compared to Operating Income in accordance with GAAP include the fact that the measure excludes some recurring costs such as depreciation and amortization, which are expected to continue as a significant recurring expense in the Company’s business. The Company compensates for this limitation by providing specific information regarding the GAAP amounts excluded from this non-GAAP measure, by providing reconciliation to the most directly comparable GAAP financial measure and by evaluating EBITDA from Continuing Operations together with Operating Income calculated in accordance with GAAP.

Securities and Exchange Commission
August 30, 2006

        In future filings, to the extent the Company includes any relevant non-GAAP financial measure, the Company will provide enhanced disclosure in response to the Staff’s comment similar to the discussion above and specifically addressing the points specified in question 8 of the FAQ.

Consolidated Statements of Operations, page F-2

2.	We note your response to prior comment no. 2 and that the Company is relying on SAB Topic 11B in excluding deprecation from Network Operating Costs. Considering the Company excludes depreciation from several financial line items it does not allow investors to determine the amount of depreciation and amortization excluded from Network Operating Costs. Revise your financial statements to disclose on the face of the Consolidated Statement of Operations the amount of depreciation and amortization excluded from Network Operating Costs. Further, in your response identify the intangibles that are amortized and the function to which they most closely relate and how you considered question 17 of SFAS 86 Implementation Guidance in determining classification of amortization.

        The Company has further reviewed SAB Topic 11B and noted that although it is relying on that guidance, the Company agrees that its current presentation does not allow for investors to determine the amount of depreciation and amortization that is being excluded from Network Operating Costs or any other category on the Consolidated Statements of Operations. In order to provide more clarity to the users of the financial statements, the Company will include in future periodic filings, parenthetical disclosure on the face of its Consolidated Statements of Operations stating the amount of depreciation and amortization excluded from Network Operating Costs. The Company has further considered the SFAS 86 Implementation Guide, question 17 and agrees that the amortization expense that relates to a software product that is marketed to others should be charged to a category similar to cost of sales. The Company maintains intangible assets of core technologies, customer accounts, customer relationships and trademarks. The Company currently owns only one asset that relates directly to a revenue producing activity that would have been included in the category Network Operating Costs. The asset is capitalized software, classified by the Company as core technologies that is marketed to customers in a product containing a software component that cannot function or be sold separately from the product as a whole. The software was acquired with the purchase of a business and is being amortized over the remaining estimated economic life of the product. The amortization of this technology that would be attributed to Network Operating Costs, is $0.5 million, $1.0 million and $0.8 million for the years ended August 31, 2005, 2004 and 2003, respectively.

Securities and Exchange Commission
August 30, 2006

        In summary, the Company agrees with the SEC’s recommendation that further disclosing the amount of amortization excluded from Network Operating Costs will improve the clarity of its financial statements. In future periodic filings, the Company will parenthetically disclose, on the face of the Consolidated Statements of Operations, the amount of depreciation and amortization we have excluded from network operating costs under the guidance in SAB Topic 11-B.

        We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

Sincerely, By: /s/ John McIlvery —————————————— John J. McIlvery

cc:	Jeffrey M. Stibel Gonzalo Troncoso Jonathan Wilson Vilma Kokaram Terry Bowling Matthew Dredge V. Joseph Stubbs Ryan Azlein